INVESTMENT LAW GROUP

OF

DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

November 14, 2014

John Reynolds, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Goldland Holdings Co.

Form 10-K for Year Ending December 31, 2013

Filed April 15, 2014

File No. 000-53505

Dear Mr. Reynolds:

I am writing as counsel to Goldland Holdings Co. (the “Company”) in response to your letter dated October 21, 2014 regarding comments by the U.S. Securities and Exchange Commission on the above-referenced report. Below is the Company’s response to each of the comments:

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.

We note your disclosure that your War Eagle property contains no proven or probable reserves. Please tell us the basis for the production numbers and economic indicators disclosed in the investor presentation located on your company website considering that you have not defined mineral reserves on your property.

The production numbers in the presentation (which has since been removed from the website) were derived from daily assays done at the mill during production of the 35,000 tons of material that was brought down from the mountain. The material consisted of tailings left over from prior mining activities in the 1800’s.

2.

We note your use of the term ore in certain locations of your filing. The term ore is commensurate with the term reserve pursuant to paragraph (a)(1) of Industry Guide 7. Please revise future filings to remove the term ore. We suggest using a term such as mineralized materials.

The Company will revise future filings to substitute alternative terms, such as minerals or mineralized materials.

INVESTMENT LAW GROUP

OF

DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

Description of Mining Properties page 9

3.

We note your disclosure of a range of sample values. For example on page 9 you disclose a range of mill grades as high as 90 to 300 oz. gold/ton. When reporting the results of sampling and chemical analyses, please revise future filings to comply with this guidance:

·

Disclose the location and type of sample.

·

Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

·

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

·

Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

·

Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

·

Eliminate statements containing grade and/or sample-width ranges.

·

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

·

Generally, use tables to improve readability of sample and drilling data.

·

Soil samples may be disclosed as a weighted average value over an area.

·

Refrain from reporting single soil sample values.

·

Avoid optimistic descriptive adjectives such as high-grade, ore-grade, or mill grade.

The Company will revise future filings to provide the information described above, or will remove disclosure of sample values altogether.

4.

In future filings please provide a description of the specific exploration and sample work that you have performed on your property pursuant to paragraph (b)(4)(i) of Industry Guide 7. In your response provide a draft of your proposed disclosure.

INVESTMENT LAW GROUP

OF

DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

The Company will comply with this suggestion in future filings.  The Company will provide proposed disclosure by means of a subsequent letter.

5.

Please revise future filings to comment on any historical sample verification work that you have performed on your property. In your response provide a draft of your proposed disclosure.

The Company will comply with this suggestion in future filings.  The Company will provide proposed disclosure by means of a subsequent letter.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF

DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated November 14, 2014, by Robert J. Mottern, counsel for the Goldland Holdings Co. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer